UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SuperX AI Technology Limited

(Translation of registrant’s name into English)

30 Pasir Panjang Road

#06-31, Mapletree Business City

Singapore 117440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Date of Report: June 21, 2026

I. Material Events Disclosed

On June 25, 2026, SuperX AI Technology Limited (the “Company”) entered into two material corporate transactions:

1.	Entered into a Convertible Note and Warrant Subscription Agreement (the “Subscription Agreement”) with Mercuria Holdings (Singapore) Pte. Ltd. (the “Purchaser”), for the issuance of $26,895,000 aggregate principal senior unsecured convertible notes and warrants to acquire up to 1,100,000 ordinary shares;

2.	Established a long-term global strategic partnership with Mercuria Asia (“Mercuria”), the Asia Pacific platform of Mercuria Energy Group, one of the world’s largest independent energy and commodities groups, headquartered in Geneva, Switzerland, to jointly develop AI data center infrastructure across Southeast Asia and Central Asia.

II. Strategic Partnership with Mercuria Asia (Incorporated Press Release Core Disclosure)

SuperX and Mercuria announced the establishment of a strategic partnership. The two parties will draw on their respective strengths in global energy, power optimization, capital deployment, and AI data center technology to pursue in-depth cooperation in global AI infrastructure development, jointly advancing the integration of energy solutions and AI infrastructure.

The parties will focus on global AI data center development, optimized allocation of power resources, and innovation in energy management, exploring new models of synergistic development among energy, technology, and capital to deliver efficient, reliable, and sustainable global AI computing infrastructure solutions, providing long-term support for the continued growth of the global AI industry.

SuperX holds leading advantages in full-stack AI data center technology, global deployment, and operations. Mercuria possesses a worldwide energy network, capabilities in power optimization and price risk management, structured financing expertise, and extensive experience in energy asset investment and operations. The complementary strengths of both parties establish a solid foundation for long-term cooperation.

Looking ahead, the two parties will deepen cooperation in energy security, AI data center development, and global computing infrastructure, driving the integration of energy and computing power to build an efficient, reliable, and sustainable global AI infrastructure platform that supports the long-term growth of the global AI industry.

Mercuria is committed to creating value across the global energy and commodities value chain. Mercuria continuously invests in innovative companies and technologies, strengthens long-term energy security, and optimizes resource allocation through its global network to meet growing energy demand. This partnership with SuperX marks an important step in extending Mercuria’s global energy capabilities into the AI era, and reflects its continued commitment to future infrastructure and long-term growth industries.

III. Key Terms of the Convertible Notes

Aggregate Principal Amount: USD 26,895,000, issued at par.

Maturity: 12 months from the Closing Date. If not converted or repaid prior to the Maturity Date, the Company shall repay all outstanding principal together with accrued and unpaid interest in cash.

Interest Rate: SOFR rate applicable on the date of the Agreement (4.02163%, being the SOFR rate as of June 18, 2026) plus 2.2% per annum (an all-in fixed rate of approximately 6.22163%), calculated on a simple interest basis using the Actual/365 day-count convention. Interest is payable in cash in arrears on the Maturity Date, any early redemption date or any conversion date, with no periodic interest payments.

Conversion Price: USD 8.15 per Ordinary Share, subject to standard anti-dilution adjustments for stock splits, stock dividends, combinations, recapitalizations, and similar structural events (but not for subsequent equity financings).

Conversion Right: The Purchaser may exercise a one-time conversion right at any time prior to the Maturity Date, upon at least 5 Business Days’ prior written notice. Upon exercise, all outstanding principal must be converted in full (partial conversion is not permitted). Upon conversion, accrued but unpaid interest shall be paid in cash (or, at the Company’s election with the Purchaser’s consent, added to the conversion amount or paid in Ordinary Shares).

Ordinary Shares Issuable: Up to 3,300,000 Ordinary Shares upon full conversion of the Notes (subject to proportionate increase to the extent accrued but unpaid interest is added to the conversion amount and settled in Ordinary Shares).

Ranking: The Notes rank pari passu with all other senior unsecured indebtedness of the Company.

Transfer Restrictions: The Notes may be transferred to affiliates of the Purchaser (Mercuria group entities) without the Company’s consent. Transfers to non-affiliates require the Company’s prior written consent (not to be unreasonably withheld). Notes and Warrants must be transferred together in a 3:1 ratio. Any permitted transferee must expressly assume all of the Purchaser’s obligations under the Subscription Agreement and remains subject to the 9.99% beneficial ownership limitation.

Most Favored Nation: Under Section 10.9 of the Subscription Agreement, from the date of the Subscription Agreement until no Notes remain outstanding, if the Company issues or sells to any other investor convertible notes, debentures, warrants or other securities convertible into or exercisable for Ordinary Shares on terms that, taken as a whole, are more favorable to that investor than the terms of the Notes and the Warrants are to the Purchaser (including as to conversion or exercise price, interest rate, maturity, anti-dilution protection, redemption, registration rights or ranking), the Company must promptly notify the Purchaser in writing and, at the Purchaser’s election, the Subscription Agreement will be deemed amended to afford the Purchaser the benefit of those more favorable terms. This most favored nation protection does not apply to issuances under an equity incentive plan approved by the Company’s board of directors or to bona fide commercial bank or equipment financings that are not convertible into Ordinary Shares. This protection is economically material because the Conversion Price and the Exercise Price are not otherwise subject to adjustment for subsequent equity financings.

IV. Key Terms of the Warrants

Warrant Shares: Warrants to purchase up to 1,100,000 Ordinary Shares (representing a warrant coverage ratio of 1/3 of the aggregate number of Ordinary Shares issuable upon full conversion of the Notes).

Exercise Price: USD 8.15 per Ordinary Share, subject to the same anti-dilution adjustments as the Conversion Price.

Warrant Issuance Date: The Warrants shall be issued on the date upon which all Notes are converted into Ordinary Shares in full. Because the Warrants are issuable only on the Warrant Issuance Date (that is, upon full conversion of the Notes), no Warrants will be issued if the Notes are instead repaid in cash at maturity without having been converted.

Exercise Period: 2 years from the Warrant Issuance Date. The Purchaser may exercise the Warrants a maximum of 3 times in aggregate during the Exercise Period.

Exercise Method: Cash exercise only. No cashless or net exercise is permitted.

Beneficial Ownership Limitation: The Warrants are subject to a beneficial ownership limitation of 9.99% of the outstanding Ordinary Shares, which the Purchaser may, upon not less than 61 days’ prior written notice to the Company, increase or decrease to the Maximum Percentage not exceeding 19.99%.

V. Use of Proceeds

The Company has not designated any specific use for the net proceeds at this time. The Company shall use the net proceeds only for lawful purposes.

VI. Offering Exemption

The Notes and Warrants are being offered and sold in reliance on the exemption from registration provided by Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Purchaser is not a “U.S. Person” as defined in Regulation S, and the transaction constitutes an “offshore transaction” within the meaning of Regulation S. The Notes, the Warrants, and the Ordinary Shares issuable upon conversion of the Notes or exercise of the Warrants may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

VII. Share Reservation

The Company has reserved 4,400,000 Ordinary Shares for issuance in connection with the Subscription Agreement and related financing, comprising 3,300,000 Ordinary Shares issuable upon conversion of the Notes and 1,100,000 Ordinary Shares issuable upon exercise of the Warrants. The Company has further covenanted that these reserved shares will be protected from, and will not be diluted, displaced or preempted by, any subsequent equity financings, stock issuances or corporate reorganizations.

VIII. Closing

The closing of the Subscription Agreement is subject to customary conditions set forth in the agreement and is expected to occur remotely via exchange of documents no later than the 20th Business Day following June 25, 2026. “Business Day” means any day other than a Saturday, Sunday, or a day on which commercial banks in New York City, Hong Kong, or Singapore are authorized or required to close. Completion of the closing will formalize Mercuria’s capital investment into the Company and fully activate the commercial cooperation terms under the global strategic partnership.

IX. Governing Law

The Convertible Note and Warrant Subscription Agreement is governed by the laws of the State of New York.

X. About SuperX AI Technology Limited (NASDAQ: SUPX)

SuperX AI Technology Limited is an AI infrastructure solutions provider, offering a comprehensive portfolio of proprietary hardware, advanced software, and end-to-end services for AI data centers. The Company’s services include advanced solution design and planning, cost-effective infrastructure product integration, and end-to-end operations and maintenance. Its core products include high-performance AI servers, 800 Volts Direct Current (800VDC) solutions, high-density liquid cooling solutions, as well as AI cloud and AI agents. Headquartered in Singapore, the Company serves institutional clients globally, including enterprises, research institutions, and cloud and edge computing deployments. For more information, please visit www.superx.sg.

XI. About Mercuria

Mercuria Asia is the Asia Pacific platform of Mercuria Energy Group, one of the world’s largest independent energy and commodities groups. Headquartered in Singapore, Mercuria Asia leads the Group’s regional energy trading, investment, and infrastructure activities across Asia Pacific. The Group, founded in Geneva, Switzerland, operates globally across the energy value chain, including crude oil and refined products, natural gas and LNG, power, renewable energy, metals, and carbon markets, and is recognized for its strong focus on risk management, compliance, and operational excellence, and for its investment in energy solutions that support global energy security and the energy transition. For more information, please visit http://www.mercuria.com./.

XII. Safe Harbor Statement

This Form 6-K filing and the incorporated press release contain forward-looking statements within the meaning of U.S. securities laws. Words such as “expects,” “plans,” “anticipates,” “potential,” “will,” “target,” “projected” and similar expressions identify forward-looking statements, which are based on management’s current expectations, estimates and projections about future events, including the timely closing of the convertible note financing, market demand for sustainable AI compute infrastructure, technological competitiveness and global business expansion.

Forward-looking statements involve known and unknown risks, uncertainties and assumptions that could cause actual results, performance or achievements to differ materially from those projected, including but not limited to delays to project construction timelines, volatile global energy prices, shifting cross-border regulatory and ESG policies, intense industry competition, challenges scaling proprietary hardware manufacturing, foreign investment approval risks, fluctuations in exchange rates and general macroeconomic headwinds. All forward-looking statements speak only as of the date of this filing. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, subsequent events or otherwise. Investors are cautioned not to place undue reliance on these forward-looking statements.

XIII. General Disclaimer

This disclosure is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities described herein have not been, and will not be, registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

EXHIBITS INDEX

Exhibit No.	Description
99.1	Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperX AI Technology Limited

Date: July 21, 2026	By:	/s/ Guili Miao
		Name:	Guili Miao
		Title:	Executive Director